FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N

(Address of principal Executive offices)

Attachments:

1.

Interim Financial Statements & Related Documents Period Ending September 30, 2010.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: January 17, 2011

BY:

Chris Robbins

It’s       Vice President

ANGLO SWISS RESOURCES INC.

SUITE 309 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

January 17, 2011

Securities & Exchange Commission

      VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Anglo Swiss Resources Inc.

(an exploration stage company)

Quarterly Consolidated Financial Statements

September 30, 2010

(expressed in Canadian dollars)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the period ended September 30, 2010.

Anglo Swiss Resources Inc.

(an exploration stage company)

Balance Sheets (unaudited)

As at September 30, 2010 and December 31, 2009

(expressed in Canadian dollars)

	Sept 30 2010 $	Dec 31 2009 $

Assets

Current assets
Cash and cash equivalents	955,490	2,123,080
Accounts receivable and subscriptions receivable	165,722	348,525
Prepaid expenses	12,428	60,985

	1,133,640	2,532,590

Reclamation bond	60,855	45,885

Property, plant and equipment	992,481	1,103,995

Mineral properties (note 3)	10,488,606	9,502,354

	12,675,582	13,184,824

Liabilities

Current liabilities
Accounts payable and accrued liabilities	338,484	577,321
Future income tax liability	-	-

Shareholders’ Equity

Capital stock (note 4)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value
Issued
140,901,055 (2009- 132,982,840 common shares)	24,750,868	22,972,431
Obligation to issue shares	-	-

Options (note 4)	2,929,952	2,538,958

Warrants (note 4)	1,610,445	1,301,632

Contributed surplus (note 4)	508,501	508,501

Deficit	(17,462,668)	(14,714,019)

	12,337,098	12,607,503

	12,675,582	13,184,824

Going concern and nature of operations (note 1)
The attached notes form an integral part of the financial statements

Approved by the directors:

“Leroy Wolbaum”, Director

“Tom Obradovich”, Director

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Loss and Deficit (unaudited)

For the periods ended September 30, 2010 and 2009

(expressed in Canadian dollars)

	3 Months Ended Sept 30, 2010 $	3 Months Ended Sept 30, 2009 $	9 Months Ended Sept 30, 2010 $	9 Months Ended Sept 30, 2009 $

Expenses
Interest and other income	(769)	(371)	(5,175)	(8,623)
Administrative	22,307	25,036	89,857	65,485
Consulting fees	54,000	54,000	162,000	162,000
Depreciation	65,429	48,723	201,179	156,030
Filing fees	5,018	15,895	41,800	33,004
General exploration	5,188	38,737	28,337	60,487
Interest and service charges	716	956	3,256	2,466
Professional fees	(49,037)	42,902	238,403	64,102
Shareholders’ information	66,596	55,223	145,173	149,231
Stock-based compensation	105,592	203,577	390,994	612,767
Transfer agent fees	2,032	9,123	22,484	13,578
Travel and promotion	9,019	8,977	31,305	20,691
Write-down of mineral properties	-	-	1,399,036	-

Loss before income taxes	286,091	502,778	2,748,649	1,331,218

Income tax recovery – future income taxes	-	-	-	-
Gain on debt settlement	-	-	-	(379,940)

Loss/(gain) for the period	286,091	502,778	2,748,649	951,278

Deficit - Beginning of year	17,176,577	13,405,399	14,714,019	12,956,899

Deficit - End of period	17,462,668	13,908,177	17,462,668	13,908,177

Weighted average number of shares outstanding	134,797,834	109,428,029	134,797,834	109,428,029

Basic and diluted loss per share	0.00	0.00	0.02	0.01

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Cash Flows (unaudited)

For the periods ended September 30, 2010 and 2009

(expressed in Canadian dollars)

	3 Months Ended Sept 30, 2010 $	3 Months Ended Sept 30, 2009 $	6 Months Ended Sept 30, 2010 $	6 Months Ended Sept 30, 2009 $

Cash flows used in operating activities
Loss for the year	(286,091)	(502,778)	(2,748,649)	(951,278)
Items not affecting cash
Depreciation	65,429	48,723	201,179	156,030
Write-down of mineral properties	-	-	1,399,036	-
Stock-based compensation	105,592	203,577	390,994	612,767
Income tax recovery	-	-	-	-

Changes in non-cash working capital
Accounts receivable	(82,491)	(18,822)	182,803	148,403
Prepaid expenses	107,409	(138,121)	48,556	(135,555)
Accounts payable and accrued liabilities	(209,220)	16,210	(238,834)	(619,611)

	(299,372)	(391,211)	(764,915)	(789,244)

Cash flows from financing activities
Proceeds from issuance of private placement and options	197,500	2,866,501	1,793,250	3,233,001
Share issue cost	-	(164,900)	(88,700)	(168,400)
Proceeds from settlement of debt and property	14,400	29,000	382,700	124,000

	211,900	2,730,601	2,087,250	3,188,601

Cash flows used in investing activities
Purchase of equipment	(5,781)	(237,713)	(89,666)	(432,620)
Funds on deposit	-	-	-	-
Mineral property acquisition	(14,400)	(131,760)	(102,993)	(132,136)
Mineral property (cost) recoveries	(677,004)	-	(2,282,295)	-
Reclamation funds on deposit	(11,500)	-	(14,971)	-

	(708,685)	(369,473)	(2,489,925)	(564,756)

Increase in cash and cash equivalents	(796,157)	1,969,917	(1,167,590)	1,834,601

Cash and cash equivalents - Beginning of year	1,751,647	507,384	2,123,080	642,700

Cash and cash equivalents - End of period	955,490	2,477,301	955,490	2,477,301

Supplemental disclosure of non cash
Investing and financing activities
Shares issued for mineral properties	14,400	29,000	232,700	29,000
Shares issued for agent issue costs	-	-	-	3,500
Shares issued for settlement of debt	-	-	150,000	95,000

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2010

 (expressed in Canadian dollars)

Going concern and nature of operations

The Company is incorporated in British Columbia, Canada and is involved in the acquisition and exploration of mineral property interests in Canada.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage with no major source of operating revenue and is dependent upon equity financing to maintain its current operations.

These financial statements have been prepared on the basis of the Company being a going concern and able to realize its assets and discharge its liabilities in the normal course of business.

The financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2

Significant accounting policies

Bases of Accounting and Consolidation

The interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those applied to the most recent annual financial statements.  These interim financial statements do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended December 31, 2009.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Kenville Sand and Gravel Inc., which was incorporated on September 7, 2007.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2010

 (expressed in Canadian dollars)

Significant accounting policies continued.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using the declining balance method. These assets will be written down to the fair value if the carrying value exceeds the estimated net recoverable amount. Property, plant and equipment are being amortized at the following rates: mine plant and equipment – 25% and 30%, office equipment – 20% and motor vehicles – 30%.

Mineral properties

Acquisition costs of resource properties together with direct exploration expenditures thereon are deferred until the property to which they relate is placed into production, sold or abandoned or become impaired. Option or other payments received in respect of property interests are applied to reduce the carrying value of the properties. The carrying values of mineral properties are, where necessary, written down to the estimated fair value based on discounted estimated future net cash flows. Mineral properties will be depreciated on a unit of production basis when the property is placed into production.

The company reviews the carrying values of its resource properties whenever events or circumstances indicate that there may be a potential impairment. Where estimates of future cash flows are not available and where exploration results or other information suggest impairment has occurred, management assesses whether the carrying value can be recovered, and if not, an appropriate write-down is recorded.

Although the company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects in title registration.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2010

 (expressed in Canadian dollars)

Significant accounting policies continued.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted loss per share are the same.

       Financial instrument risk exposure and risk management:

Financial Instruments and Financial Risk

The Company’s financial instruments consists of cash and cash equivalents, term deposits, amounts receivable, reclamation bonds, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.  Cash, cash equivalents, term deposits and are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income.  Amounts receivable and reclamation bonds are classified as loans and receivables and measured at amortized cost; accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at September 30, 2010, the Company does not have any asset retirement obligations.

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance has been applied to all potential income tax assets of the Company.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2010

 (expressed in Canadian dollars)

Significant accounting policies continued.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the trading price of the Company’s shares on the Toronto Stock Venture Exchange.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation.  The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital.  The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Flow-through Shares

Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders’ equity is reduced in the year that the renouncement documents are filed with the tax authorities.   If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

Capital Management

The Company manages its cash, common shares, stock options and warrants (see Note 5) as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company is not subject to any externally imposed capital requirements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2010

(expressed in Canadian dollars)

Significant accounting policies continued.

Financial instrument risk exposure and risk management:

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s credit risk is limited to trade receivables in the ordinary course of business and the quality of its financial investments. As at September 30, 2010, the Company’s financial instruments consist of interest-bearing short term investment-grade issued by a Canadian chartered bank.  The Company does not believe that it is exposed to significant credit risk on financial instruments issued by the Canadian chartered bank.

Market risk: interest rate risk

The Company is exposed to interest rate risk on its cash, cash equivalents and short-term investments, but is not exposed to any interest rate risk on outstanding borrowing as there are none at September 30, 2010.

Liquidity risk

The Company manages its liquidity risk by ensuring that there is sufficient capital in order to meet the short-term business requirements.  The Company maintains cash and short-term investments which are available on demand for this purpose.

Fair Value Hierarchy

During 2009, CICA handbook section 3862 “Financial Instruments – Disclosures” was amended to require enhanced disclosure of financial instrument fair value measurements and liquidity risks. Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

•

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3: Inputs that are not based on observable market data.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2010

(expressed in Canadian dollars)

Significant accounting policies continued.

Fair Value Hierarchy continued.

The carrying values, fair market values, and fair value hierarchal classification of the Company’s financial instruments as at September 30, 2010 are as follows:

For the period ended September 30, 2010

	Level 1	Level 2	Level 3

Cash and cash equivalents	69,251	-	-
Short term Investments	886,239	-	-
	955,490	-

Cash and cash equivalents, and short term investments as shown in the consolidated balance sheet as at September 30, 2010 and December 31, 2009, is measured using Level 1. The Company does not have any financial instruments that are measured using Level 2 or Level 3 inputs.

During the periods ended September 30, 2010 and December 31, 2009, there were no transfers between Level 1, Level 2 and Level 3 classified assets and liabilities.

New accounting pronouncements adopted

Effective January 1, 2009, the Company adopted certain new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).  Those standards and the required disclosures in connection with their adoption are listed below.

 Goodwill and Intangible Assets (CICA Section 3064)

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008 and therefore the Company has implemented it as of January 1, 2009. The adoption of this statement did not have an impact on the consolidated financial statements.

Mining Exploration Costs

Effective March 27, 2009, the Company adopted new CICA Emerging Issues Committee (“EIC”) guidance in EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the capitalization and impairment review of exploration costs. Adoption of this guidance did not have an effect on the Company’s financial statements.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2010

(expressed in Canadian dollars)

Significant accounting policies continued.

Accounting standards to be adopted:

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Business combination, Consolidated Financial Statements and Non-controlling interest

For interim and annual financial statements relating to its fiscal year commencing on or after January 1, 2011, the Company will be required to adopt new CICA Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Section 1582 replaces existing Section 1581 “Business Combinations”, and Sections 1601 and 1602 together replace Section 1600 “Consolidated Financial Statements.” The adoption of Sections 1582 and collectively, 1601 and 1602 provides the Canadian equivalent to IFRS 3 “Business Combinations” and International Accounting Standard IAS 27 “Consolidated and Separate Financial Statements” respectively. The impact of adopting these new standards has not yet been assessed and cannot reasonably be estimated at this time.

Reclamation Bonds

The Company has reclamation bonds outstanding totalling a principal amount of $60,855 to satisfy certain performance obligations associated with the exploration of the Kenville and Blu Starr properties. These investments are recorded at market value and earn interest at market rates.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2010

(expressed in Canadian dollars)

Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $
Kenville
Balance - December 31, 2009	1,481,976	4,814,381	6,296,357
Expenditures	-	1,001,566	1,001,566
Balance - September 30, 2010	1,481,976	5,815,947	7,297,923

Blu Starr
Balance - December 31, 2009	812,306	803,374	1,615,680
Expenditures	-	291,511	291,511
Balance – September 30, 2010	812,306	1,094,885	1,907,191

McAllister
Balance - December 31, 2009	-	9,635	9,635
Write down property	-	(9,635)	(9,635)
Balance - September 30, 2010	-	-	-

New Shoshoni Claims
Balance - December 31, 2009	134,000	1,086,440	1,220,440
Write down property	(134,000)	(1,086,440)	(1,220,440)
Balance - September 30, 2010	-	-	-

PQ Claims
Balance - December 31, 2009	-	10,846	10,846
Write down property	-	(10,846)	(10,846)
Balance - September 30, 2010	-	-	-

Group of Four Claims
Balance - December 31, 2009	137,500	20,614	158,114
Write down property	(137,500)	(20,614)	(158,114)
Balance – September 30, 2010	-	-	-

Ron Gold Property
Balance - December 31, 2009	79,000	-	79,000
Acquisition costs	50,000	-	50,000
Expenditures	-	70,946	70,946
Balance - September 30, 2010	129,000	70,946	199,946

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2010

(expressed in Canadian dollars)

4

Mineral properties continued.

	Acquisition costs $	Exploration expenditures $	Total $
Referendum Gold Property
Balance - December 31, 2009	24,500	-	24,500
Acquisition costs	-	-	-
Expenditures	-	63,290	63,290
Balance - September 30, 2010	24,500	63,290	87,790

Silver Lynx Property
Balance - December 31, 2009	15,981	-	15,981
Acquisition costs	13,875	-	13,875
Expenditures	-	58,411	58,411
Balance - September 30, 2010	29,856	58,411	88,267

Mount Nelson Property
Balance - December 31, 2009	15,981	-	15,981
Acquisition costs	13,875	-	13,875
Expenditures	-	43,183	43,183
Balance - September 30, 2010	29,856	43,183	73,039

49’er Creek Gold Corp Property
Balance - December 31, 2009	6,007	49,813	55,820
Acquisition costs	265,093	-	265,093
Expenditures	-	190,640	190,640
Balance – September 30, 2010	271,100	240,453	511,553

Gold Hill Property
Balance - December 31, 2009	-	-	-
Acquisition costs	8,050	-	8,050
Expenditures	-	1,199	1,199
Balance - September 30, 2010	8,050	1,199	9,249

Silver South Group Property
Balance - December 31, 2009	-	-	-
Acquisition costs	-	-	-
Expenditures	-	229,224	229,224
Balance - September 30, 2010	-	229,224	229,224

Mammoth Property
Balance - December 31, 2009	-	-	-
Acquisition costs	20,400	-	20,400
Expenditures	-	64,024	64,024
Balance - September 30, 2010	20,400	64,024	84,424

Total mineral properties - December 31, 2009	2,707,251	6,795,103	9,502,354

Total mineral properties – September 30, 2010	2,807,044	7,681,562	10,488,606

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2010

 (expressed in Canadian dollars)

5

Capital stock

Common shares issued and outstanding

	Common shares	Amount $

Balance - December 31, 2009	132,982,840	22,972,431

Capital stock issued
Shares issued for property	650,000	232,700
Shares issued for cash	6,668,215	1,793,250
Shares issued for debt	600,000	150,000
Shares issue costs	-	(88,700)
Warrants – fair value	-	(308,813)
Income tax effect - renounced flow through expenditures	-	-

Balance – September 30, 2010	140,901,055	24,750,868

Contributed Surplus, Options and Warrants

	Options $	Warrants $	Contributed Surplus $

Balance - December 31, 2009	2,538,958	1,301,632	508,501

Stock based compensation	390,994	308,813	-

Balance – September 30, 2010	2,929,952	1,610,445	508,501

Options

The company has a fixed stock option. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 27,500,000 common shares (previously 22,250,000).  Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is no less than either the average high and low price of the company’s common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company’s common shares on the day the options are granted.  Stock options will not be granted at less than $0.10 per share.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the nine months ended September 30, 2010

 (expressed in Canadian dollars)

5

Capital Stock continued.

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price

Options outstanding - January 1, 2010	20,447,500	$0.16
Granted	100,000	$0.24
Exercised	(1,962,500)	$0.12
Expired	-	$0.10
Cancelled	(3,275,000)	$0.24
Options outstanding – September 30, 2010	15,310,000	$0.17

Options exercisable – September 30, 2010	13,398,750	$0.16

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2010	2009

Expected dividend yield	Nil	Nil
Average risk-free interest rate	2.32%	1.20%
Expected life	5 years	5 years
Expected volatility	108%	108%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Warrants

	Number of Warrants	Exercise Price

Warrants outstanding - January 1, 2010	13,106,514	$0.54
Granted during year	2,142,857	$0.50
Exercised during year	(420,000)	$0.15
Warrants outstanding – September 30, 2010	14,829,371	$0.54

6

Related party transactions

a)

Included in accounts payable and accrued liabilities is $15,081 (2009 - $5,316) due to directors and organizations controlled by directors, and $76,464 (2009 - $20,296) due to a law firm in which a former officer of the company is a partner.

b)

The company incurred consulting fees of $162,000 (2009 - $162,000) for management services provided by directors or officers or organizations controlled by such parties.

c)

The Company incurred fees of $nil (2009 - $20,206) for investor relations consulting services provided by a director and officers or organizations controlled by such parties.

        These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7

Subsequent Events

The Company in November of 2010 extended the expiration date related to the following warrants issued in two tranches in a private placement dated December 7, 2007 and December 18, 2007.

December 7, 2007 - 2,105,261 at $1.00 and   625,000 at $0.60, and December 18, 2007 -  313,751 at $1.00 and 1,875,000 at $0.60. The new warrant expiration date will be amended to December 7, 2011.

FORM 51-102F1

ANGLO SWISS RESOURCES INC.
Interim Management’s Discussion and Analysis
Nine Month Period Ended September 30, 2010

DATED November 26, 2010

Introduction and Overview

Anglo Swiss is a junior mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company under the trading symbol “ASW”.  The Company is also inter-listed in the United States on the OTC Bulletin Board under the trading symbol “ASWRF” and effective February of 2004 quoted on the Frankfurt Exchange in Germany under the trading symbol “AMO.F”.

Anglo Swiss is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing mineral properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. Before and during the period ended September 30, 2010, Anglo Swiss has been primarily engaged in the renewed exploration of the Nelson Mining Camp (metals).

This MD&A is dated November 26, 2010 and discloses specified information up to that date. Anglo Swiss is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principals applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the annual audited financial statements for the year ended December 31, 2009 and related notes attached thereto (the “2009 Financial Statements”). Throughout this report we refer from time to time to “Anglo Swiss”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Anglo Swiss Resources Inc. which is the reporting issuer in this document.

We recommend that readers consult the “Cautionary Statement” at the end of this report.

Overall Performance

Kenville Gold Mine Property

Anglo Swiss Resources reported significant advancements on its 100% owned Kenville Gold Mine property including the discovery of new high-grade gold veins from surface and underground drilling programs completed earlier this year. The Kenville Gold Mine property is located on the northern boundary of Anglo Swiss Resources’ 160 square kilometers Nelson Mine Camp (“NMC”).

The drill program produced 33 gold intercepts from 19 surface and 5 underground drill holes that exceeded 4.0 grams per tonne with a minimum apparent width of 0.5 meter. Management is very pleased of the discovery of additional high grade gold bearing quartz veins striking over distances of 100 to several hundred meters beyond the known Kenville Gold Mine’s historical footprint.  Recent drill intersections have also intersected new high grade vein structure at depths below the original production levels of the Kenville Gold Mine.  These discoveries confirm the potential for new gold resources (with silver and copper enrichment), within this historic gold mining camp.

Drill Intersection highlights:

Hole Number DDH #	From (m)	To (m)	Interval (m)	Gold (g/t)
DH09-14A	90.94	92.28	1.34	30.37
DH09-14B	191.94	193.23	1.29	12.69
DH09-19	133.37	135.03	1.66	54.37
KE09-10	455.25	458.45	3.2	17.29
KU09-02	124.88	130.2	5.32	2.14
KU10-03	91.1	93.79	2.69	18.65
KW10-02	202.38	203.7	1.32	15.89

For US conversion: 1 meter = 1.0936 yard 1 troy ounce/short ton = 34.2857 grams/tonne

*

Two surface drill holes completed in 2010 intercepted what is interpreted as the potential extension of the Flat vein. Hole KE09-10 carried 15.07 g/T Au over 3.2 meters at a depth of 455 meters. This intersect is located about 100 meters south of where the flat vein was encountered in the flat stope area of the 257 Level. Similarly Hole KE10-15 intersected 32.31 g/T Au over 0.7 meters, another possible extension of the same flat vein. This intercept, however, lies 230m south of the flat stope.

Management believes that systematic drilling south of the flat stope could significantly extend the resources of the Flat Vein and the Eagle Veins sets. A drill program is planned to test the extent and continuity of the veins to the south this October. Its purpose is to significantly add tonnage to the resources of the Kenville Gold Mine.

*

To the north, Hole DH09-19 carried 54.37 g/T Au over 1.66 meters at a depth of only 33.37 meters from surface. It tested the lateral eastern extension of the sheeted veins in the underground workings.

These results are typical of the high grade gold veins that built the Kenville Gold Mine. All of its past production has come from high grade veins that show great continuity. These fissure veins are sheeted and stacked and do locally pinch and swell.

Also ongoing in 2010, is Anglo Swiss Resource’s Technical group compilation work of all historical exploration data dating back to the 1940’s. A preliminary 3D modeling of the Kenville workings, drill traces with ore grades, vein intercepts, etc is also available at www.anglo-swiss.com/3D-modelling.com . Both the compilation and 3D model will greatly assist exploration and ore definition at the Kenville Gold Mine and in adjacent areas. The company will explore the geometry and structural setting of the vein system and will focus on the zones with most dilational potential.

The Company commenced its Fall/Winter 2010 diamond drilling program In November of 2010 contracted with Full Force Drilling to complete 5000 meters of surface drilling, commencing immediately.

An extensive review of the results of the 2009/2010 winter drilling program, particularly the holes drilled to the south of the historic Kenville Gold Mine workings combined with a fresh look at historic data that has been newly consolidated into working models, has presented an exciting new view of the Kenville Gold Mine vein structures. The intersections made during the 2009/2010 drill program extended some of the known veins over 200 meters south of the southernmost underground working faces, as well as having unexpected strikes on newly discovered vein systems at depth.

This latest phase of drilling will investigate the vein extensions moving further south in approximately 100 meter steps, and of equal importance, will also test for continuity to depth, with infill drilling following up in the later stages of drilling. In addition to proving extensions of the known veins to the south and to depth, this drilling will also elaborate on the recently discovered vein intersections encountered last winter. An underground drill program will also be implemented to further complement the surface program; both designed to significantly increase the existing resource of the Kenville Gold Mine property.

Nelson Mining Camp

Initiated in 2009 and continuing through the second quarter of 2010, the Company aggressively expanded its property footprint to the south of the Kenville Mine property. These acquisitions are mostly contiguous to the south of the Kenville property and are now known as the Nelson Mining Camp (the “NMC”). The NMC now consists of over 16,000 hectares trending approximately 10 kilometres to the south. There were a total of nine property acquisitions, which are described herein.

The Nelson Mining Camp is host to the Company’s 100% owned Kenville Gold Mine plus numerous historic producing underground mines, surface adits and old workings. The Company has initiated the most aggressive exploration program on the largest contiguous property group in the history of the Nelson Mining Camp.

The exploration programs over the 160 square kilometres are designed to locate any source(s) of the known gold, silver and poly-metallic minerals and to expand upon the current gold resources of the Kenville Gold Mine.

The Company in Q1 of 2010 retained Equity Exploration Consultants Ltd. (“Equity”) who completed a geological and geochemical compilation of the Nelson Mining Camp in the first quarter of 2010 and initiated the Phase 1 diamond drill program of approximately 1400 meters in late June.

Equity has reviewed over 180 publically available or internal company reports resulting in the extraction of approximately 6000 geochemical data points, information on 87 diamond drill holes and property scale mapping. These data cover a significant portion of the NMC and have delineated numerous prospective targets and provided a head start in the exploration of this large land package.

The Company also completed the analysis of a small VTEM airborne survey completed in February of 2010. The results successfully identified two significant anomalous conductive features.  One consists of a NNE trending conductor with a strike extent in excess of 3km, and the other is a cluster of conductors in the immediate vicinity of the Silver Lynx zinc, lead, copper and silver showings.

A second airborne survey was completed by Aeroquest Aerotem III survey in April 2010 with a total of 1749 line km was flown and preliminary interpretation has three areas of high conductivity now referred to as the Silver Lynx, Gold Hill and Mammoth zones.

Anglo Swiss has initiated an aggressive exploration program to investigate these anomalies consisting of a major drilling program of approximately 7500 meters. Drilling of Phase 1 started in late July of 2010. Further prospecting, mapping, soil sampling and ground geophysics in areas of interest outside of the known conductive zones also started in the summer of 2010.

Exploration Activities

The majority of the expenses incurred in 2010 were on the Nelson Mining Camp and the Kenville Gold Mine property in both exploration activities and the acquisition costs related to the expansion of the Nelson Mining Camp.

An airborne survey and an initial exploration program consisting of 7 drill holes and surface geochemistry programs were initiated this summer on the Silver Lynx (south) area of the Nelson Mining Camp.

The Gold Hill zone consists of a northwest trending conductor with a strike length of approximately 4.2 km. The Gold Hill zone is in close proximity with several gold-silver prospects occurring along the length of the anomaly including the past producing Gold Hill mine near the center and the May & Jennie prospect at the northern end. In Phase 1, one drill hole was drilled on the Gold Hill zone.

A single hole was drilled in the Gold Hill area (NMC-10-01) targeting a vertical conductive plate modelled from the airborne EM data. This hole returned highly anomalous gold values over a 6 m width.

The remaining 6 holes were collared in the Silver Lynx area to test conductive plates of various sizes. Initially these plates were thought to be VMS style mineralization similar to the Silver Lynx showing. Examination of the Silver Lynx prior to drilling indicated that mineralization was more likely attributable to nearby intrusions. Regardless, the plates are apparent conductors that are testable. The best results from hole NMC-10-03 were from a 21.9 m interval of argillite containing rare to trace sphalerite in core axis parallel veins. The assays returned 0.14% Zn over 21.9 m with no single sample greater than 0.5 % Zn. The unit is described as hornfelsed and contains veins to weak stratiform quart-carbonate-albite-biotite alteration. Other notable results include 5.81 m of 5.7 g/t Ag, 0.25% Pb and 0.71 % Zn from an interval of argillite bound by two andesite dykes encountered in hole NMC-10-07.

Due to permitting delays the Phase II exploration program is now scheduled for Spring of 2011. A surface drill program was initiated in November of 2010 on the Kenville Gold Mine property and an underground program will be initiated as well.

2010 Nelson Mining Camp Acquisitions

The White Claim
100%

The Company has acquired the surface and under-surface rights to a property known as the White Claim on August 10, 2009. This property is approximately 21 hectares in size and is contiguous to the eastern boundary of the Company’s Kenville Gold Mine property.  The White Claim has an established history of vein systems that may extend the potential of the Kenville Gold Mine property’s known vein structure.

The Ron Gold Group
Option for 60%

The Company entered into an Option/Joint Venture Agreement (the “Agreement”) on September 24, 2009 with Klondike Gold Corp. (“Klondike”) wherein Anglo will earn up to a 60% interest in the Klondike’s Ron Gold property.

The Ron Gold Property consists of 37 contiguous staked mineral claims and one crown granted mineral claim covering 1,492 hectares.  Consideration from Anglo consists of paying $200,000, issuing 100,000 Anglo shares and incurring up to $650,000 in exploration expenditures by the 4th anniversary of this Agreement.  This Agreement is subject to an underlying agreement with an arm’s length party that comes with a 2% net smelter return royalty (the “Original Royalty Interest”).  Anglo may at any time purchase three-quarters (1.5%) of the Original Royalty Interest from the holder of the Original Royalty Interest for $500,000.  Klondike also holds an additional royalty equal to 1% of net smelter returns (the “Second Royalty Interest”).  Anglo may at any time purchase 100% of the Second Royalty Interest from Klondike for $500,000.

Anglo Swiss has until August 10, 2013 to exercise this option. Upon completion of the 60% earn-in, a joint venture will be formed between the Anglo and Klondike.

The Referendum Gold Property

Option for 100%

The Company entered into an Option to Purchase Agreement on November 3, 2009 with Thomas Cherry of Nelson, British Columbia wherein Anglo Swiss may acquire a 100% interest in the Referendum Gold property.

The Referendum Gold Property consists of 19 contiguous staked mineral claims covering 1,381 hectares.  Consideration from Anglo Swiss consists of payments totalling $250,000 plus 300,000 Anglo Swiss common shares by the 5th anniversary of the Agreement.  The Agreement is subject to a Royalty Interest of a 2.5% net smelter return. Anglo Swiss may at any time purchase the Royalty Interest for $2,000,000.

The Referendum Gold Property is situated on the southern borders of Anglo Swiss’ 100% owned Kenville Gold Mine Property including the recently optioned (60%) Ron Gold property located 10 kilometres from Nelson, BC.  This acquisition greatly enhances Anglo’s land position to the south, extending the potential strike length of the regional geological trend along the Silver King Shear Zone. The Silver King Shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia including Anglo’s Kenville Gold Mine.

Anglo Swiss has until November 3, 2014 to exercise this option.

Doyle Silver Lynx Claim Group
Option for 100%

Anglo Swiss Resources Inc. on December 7 of 2009 entered into an option to purchase agreement with Bruce Doyle of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Silver Lynx claim group.

The Silver Lynx claim group consists of 15 contiguous staked mineral claims covering 1,200 hectares. Consideration from Anglo Swiss consists of payments totalling $100,000 plus 200,000 Anglo Swiss common shares by the third anniversary of the agreement. The agreement is subject to a royalty interest of a 1.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $1-million.

The Silver Lynx claim group is situated on the southern borders of Anglo Swiss's 100-per-cent-owned Kenville gold mine property, including the recently optioned (60 per cent) Ron gold property and Referendum Gold property (100 per cent), located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position to the south, extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Anglo Swiss has until December 7, 2012 to exercise this option.

Doyle Claim Mount Nelson property
Option for 100%

Anglo Swiss Resources Inc. on December 7 of 2009 entered into an option to purchase agreement with Bruce Doyle of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Mount Nelson property.

The Mount Nelson property consists of 2 contiguous staked mineral claims covering 524 hectares. Consideration from Anglo Swiss consists of payments totalling $100,000 plus 100,000 Anglo Swiss common shares by the third anniversary of the agreement. The agreement is subject to a royalty interest of a 1.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $1-million.

The Mount Nelson property is situated to the north of Anglo Swiss's 100-per-cent-owned Kenville gold mine property, including the recently optioned (60 per cent) Ron gold property and (100 per cent) Referendum Gold property, located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position to the south, extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Anglo Swiss has until December 7, 2012 to exercise this option.

49er Creek Gold property
Option for 100%

Anglo Swiss Resources Inc. 0n December 12 of 2009 entered into an option to purchase agreement with 49er Creek Gold Corp. of Kelowna, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the 49er Creek Gold Corp. property.

The 49er Creek Gold Corp. property consists of 157 contiguous staked mineral claims covering approximately 5,000 hectares. Consideration from Anglo Swiss consists of payments totalling $750,000 plus a minimum of 1,600,000 Anglo Swiss common shares by the fourth anniversary of the agreement. The agreement is subject to a royalty interest of a 2.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $2-million and a further issuance of 500,000 Anglo Swiss common shares.

The 49er Creek Gold property is situated on the southern borders of Anglo Swiss's 100-per-cent-owned Kenville gold mine property, including the recently optioned (60 per cent) Ron gold property, the Referendum Gold property (100 per cent) and the Silver Lynx property (100%) located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position to the south, extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Anglo Swiss Resources has until December 12, 2013 to exercise this option.

Gold Hill Property
Option for 100%

Anglo Swiss Resources Inc. on January 21 of 2010 entered into an option to purchase agreement with Thomas Cherry of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Gold Hill property.

The Gold Hill property consists of 1 staked mineral claim covering 25 hectares. Consideration from Anglo Swiss consists of payments totalling $50,000 plus one issuance of 15,000 Anglo Swiss common shares for the 100% purchase of a royalty interest of a 2.0-per-cent net smelter return.

The Gold Hill property is strategically is situated within the southern area of Anglo Swiss's optioned (60 per cent) Ron Gold property, the (100 per cent) Referendum Gold property and the Doyle acquisition (100%) located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Anglo Swiss has until January 21, 2014 to exercise this option.

Carter Claims
100%

Anglo Swiss Resources Inc. on January 25 of 2010 entered into a purchase agreement with Ruth Carter of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Carter Claim group of fractures.

The Carter Claims consists of 3 staked mineral claim covering approximately 189.1 hectares, but as these are fractures the true amount of hectares would be less. Consideration from Anglo Swiss consists of payments totalling $6,000.

The Carter Claim fractures are strategically located within the southern area of Anglo Swiss's optioned (60 per cent) Ron Gold property, the (100 per cent) Referendum Gold property, the Doyle acquisitions (100%) and the 49er Creek Gold Corp. (100%) properties located 10 kilometres from Nelson, B.C. This acquisition enhances Anglo's land position extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Mammoth Copper-Gold Property

(Option for 100%)

Anglo Swiss Resource Inc. entered into an Option to Purchase Agreement on May 13, 2010 with 4 individuals wherein Anglo Swiss may acquire a 100% interest in the Mammoth Copper-Gold property.

The Mammoth Copper-Gold Property consists of 4 contiguous staked mineral claims covering 210 hectares.  Consideration from Anglo Swiss consists of payments totalling $34,000 plus 180,000 Anglo Swiss common shares by the 3rd anniversary of the Agreement.  The Agreement is subject to a Royalty Interest of a 3% net smelter return, Anglo Swiss may at any time purchase the Royalty Interest for $500,000.

Anglo Swiss has until May 13, 2013 to exercise this option.

The Company has also staked 1136.43 hectares of contiguous mineral claims to the Mammoth Copper-Gold property increasing the Nelson Mining Camp to over 16,000 hectares or 160 square kilometers. The Mammoth Copper-Gold Property is situated on the south-eastern borders of Anglo Swiss’ Nelson Mining Camp.

BLU STARR PROPERTY
(100%)

The Blu Starr property has never been subjected to large-scale systematic exploration using modern techniques, and the first phase of this approach consisted of flying a state of the art airborne magnetic and electromagnetic survey consisting of Aeroquest’s AeroTEM III system.  This survey was completed in March of 2010 and collected approximately 1,040 line kilometers of high-resolution data and provided complete coverage of the property.  It will enable the direct detection of conductive features, often caused by metallic mineralization, and aid in the structural interpretation of the geology as it relates to known deposits.

St.Pierre Geoconsultants managed the execution of the airborne survey, and interpreted the results and has defined a number of anomalies; an exploration programs consisting of ground surveys and drilling is scheduled for the spring of 2011.

NORTHWEST TERRITORIES

Fry Inlet Property
(Terminated Optioned for 50%)

Fry Inlet Diamond Property

During the second quarter of 2010 the Company made the decision to drop the Option Joint Venture agreement with New Shoshoni Ventures with respect to the Fry Inlet property. This decision was influenced by the Company acquiring the Nelson Mining Camp property and the advanced stage of the 100% owned Kenville Gold Mine property and the continued strength within the mining and gold and metals markets. This decision resulted in a write-down of $1,220,440.

The Company also dropped the staked PQ and URL claims in the North West Territories at the same time which resulted in further write–downs of $10,846 and $158,114 respectively.

In British Columbia the Company’s staked McAllister property was also allowed to lapse as the Company focused on its core property the Kenville Gold mine property and the newly acquired Nelson Mining Camp. This resulted in an additional write-down of $9,635.

Results of Operations – Nine Months Ended September 30, 2010

	9 Months Ended Sept 30, 2010 $	9 Months Ended Sept 30, 2009 $	Increase/ (Decrease)
Revenue	NIL	NIL
Expenses
Interest and other income	(5,175)	(8,623)	(3,448)
Administrative	89,857	65,485	24,372
Consulting fees	162,000	162,000	0
Depreciation	201,179	156,030	45,149
Filing fees	41,800	33,004	8,796
General exploration	28,337	60,487	(32,150)
Interest and service charges	3,256	2,466	790
Professional fees	238,403	64,102	174,301
Shareholders’ information	145,173	149,231	(4,058)
Stock-based compensation	390,994	612,767	(221,773)
Transfer agent fees	22,484	13,578	8,906
Travel and promotion	31,305	20,691	10,614
Write-down of mineral properties	1,399,036	-	1,399,036

Loss before income taxes	2,748,649	1,331,218	1,417,431

Noted Changes in Expenses:

Administrative fees increased as the Company was active on the acquisition of the Nelson Mining Camp properties.

Depreciation increased as the Company had expanding the mill building and the engineering office at the Kenville Mine site. The Company also purchased 2 additional trucks, which are also subject to deprecation.

Filing Fees increased due to the related costs of the property acquisition agreements filed with the TSX Venture Exchange and a private placement completed in March of 2010.

General Exploration which consists of overhead for the Kenville mine facilities (taxed, utilities etc) decreased this year as exploration was delayed until November. Comparatively in 2009 work was ongoing on expanding the mill building’s footprint, the engineering office and general site management.

Professional fees increased due to the legal fees and costs incurred for the successful settlement of the outstanding litigation related to the Kenville Mine property. (Refer to third quarter discussion below)

Stock Based Compensation decreased as only 100,000 options were granted in 2010, while 1,962,500 were exercised at an average of $0.12 and 3,275,000 options were cancelled.

Transfer Agent Fees were increased due to increased activity due to the Nelson Mining Camp acquisitions and the printing and mailing costs related to a corporate mailing to the registered and NOBO shareholders.

Travel and Promotion costs also increased as a result of numerous trips and meetings to the Nelson area for the property acquisitions and the initiation of the exploration programs on the Nelson Camp.

Write-down of Mineral Properties the Company made the decision to drop its Option Joint Venture status on the Fry Inlet property resulting in a write-down of $1,220,440 in the second quarter of 2010. The Company also dropped the staked PQ and URL claims in the North West Territories at the same time which resulted in further write–downs of $10,846 and $158,114 respectively.

In British Columbia the Company’s staked McAllister claims were also allowed to lapse as the Company focused on its core property the Kenville Gold mine and the newly acquired Nelson Mining Camp. This resulted in an additional write-down of $9,635.

At September 30, 2010 the Kenville property is carried at $7,297,923 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $992,481 for a total of $8,290,404. During the first nine months $1,001,566 was expended on the Kenville property including airborne surveys, surface and underground drill programs and the  preparation for the ongoing geophysical compilation work and computer modeling of the Kenville Mine and the Nelson Camp.

The Nelson Mining Camp acquisitions and exploration expenditures are carried at an aggregate value of $1,195,702. The Blu Starr is carried at $1,907,191; the aggregate carried value at September 30, 2010 for mineral properties with exploration expenditures through the first nine months of 2010 is $10,488,606 (December 31, 2009 - $9,502,354).

Cash resources at September 30, 2009 were $955,490 compared to $2,477,301 at September 30, 2009 and $2,123,080 at December 31, 2009.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the Company to continue as a going concern.

Summary of Quarterly Results (Un-audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Total Assets	Resource Properties	Working Capital	Revenues	(Net Loss)	Basic and Diluted Loss per Share
3rd. Quarter 2010	$12,675,582	$10,488,606	$617,006	NIL	($286,091)	(0.00)
2nd Quarter 2010	$12,853,403	$979,203	$1,203,941	NIL	($1,934,606)	(0.02)
1st Quarter 2010	$14,434,957	$10,542,133	$1,959,482	NIL	($527,952)	(0.01)
4th Quarter 2009	$13,184,824	$9,502,354	$1,545,759	NIL	($805,842)	(0.01)
3rd Quarter 2009	$11,785,510	$8,229,883	$2,348,216	NIL	($502,778)	(0.00)
2nd Quarter 2009	$9,337,900	$7,992,170	$296,978	NIL	($495,697)	(0.00)
1st Quarter 2009	$9,526,506	$7,837,315	$617,773	NIL	$47,197	(0.00)
4th Quarter 2008	$9,55,031	$7,797,264	$36,851	NIL	($487,990)	(0.01)
3rd Quarter 2008	$8,591,186	$6,880,321	$652,186	NIL	($505,910)	(0.00)

Results of Operations – Third Quarter Ended September 30, 2010

	3 Months Ended Sept 30, 2010 $	3 Months Ended Sept 30, 2009 $	Increase/ (Decrease)
Revenue	NIL	NIL
Expenses
Interest and other income	(769)	(371)	398
Administrative	22,307	25,036	(2,729)
Consulting fees	54,000	54,000	0
Depreciation	65,429	48,723	16,706
Filing fees	5,018	15,895	(10,877)
General exploration	5,188	38,737	(33,549)
Interest and service charges	716	956	(240)
Professional fees	(49,037)	42,902	91,939
Shareholders’ information	66,596	55,223	11,373
Stock-based compensation	105,592	203,577	(97,985)
Transfer agent fees	2,032	9,123	(7,091)
Travel and promotion	9,019	8,977	42
Write-down of mineral properties	-	-

Loss before income taxes	286,091	502,778	(216,687)

Noted Changes in Expenses:

Administrative fees decreased slightly.

Depreciation increased as the Company had expanding the mill building and the engineering office at the Kenville Mine site. The Company also purchased 2 additional trucks, which are also subject to depreciation.

Filing Fees decreased for the third quarter in 2010 compared to the same period in 2009 as the Company initiated increased activity as it began the property acquisitions of the Nelson Mining Camp and completed a $2,100,000 private placement during this quarter of 2009.

Professional Fees were restated in this quarter as a credit of ($49,037) was booked due to a double entry related to charges previously accrued at year end 2009. This was due to a double entry of fees related to the settlement costs of clearing all legal disputes with respect to the Kenville Mine property, accrued at year end 2009 and paid in 2010.

General Exploration which consists of overhead for the Kenville mine facilities (taxed, utilities etc) decreased this year as exploration was delayed until November. Comparatively in 2009 work was ongoing on expanding the mill building’s footprint, the engineering office and general site management

Professional Fees increased due to the legal fees incurred for the successful settlement of the outstanding litigation related to the Kenville Mine property.

Shareholders Information also increased as the Company became more active in its website development and social media networking.

Stock Based Compensation decreased as only 100,000 options were granted in 2010, while 1,962,500 were exercised at an average of $0.12 and 3,275,000 were cancelled during the year.

Transfer Agent Fees were increased due to increased activity from the Nelson Mining Camp acquisitions and the printing and mailing costs related to a corporate mailing to the registered and NOBO shareholders.

During Q3 of 2010, Anglo Swiss sustained a loss of $286,091, the loss for the similar period in 2009 was $502,778. These losses included the non-cash stock based compensation charge of $105,592 ($203,577 Q3-2009) and depreciation charge of $65,429 ($48,723 Q3-2009) of the Kenville Crushing facility which would reduce the third quarter (cash) loss to $115,070 comparable to the same period in 2009 of $250,478.

The largest cash components attributed to the current quarter are the ongoing daily administration, consulting and shareholders information expenses.  These expenses reflect the activities of the Company’s daily affairs in Q3 of 2010.

Seasonally operations consist of general administrative expenses attributed to the day to day operation of the public side of the business, with the exception of any extraordinary events.

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely.  The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

Based on its existing working capital of $617,006 at September 30, 2010 the Company does have sufficient capital to meet its ongoing corporate obligations but will require additional funds to meet its exploration programs for the balance of 2010 and 2011 on the Kenville Gold Mine property and the Nelson Mining Camp.

Capital Resources

At September 30, 2010 Anglo Swiss had paid up capital of $24,750,868, representing 140,901,055 common shares without par value, and a deficit of $17,462,668 resulting in a shareholder’s equity (or net assets) of $12,337,098 (December 31, 2009 - $12,607,503).

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

The Company closed a non-brokered private placement in the first quarter of 2010 for $1,500,000 by the issuance of 4,285,715 units at a price of 35 cents per unit. Each unit consisted of one common share and one half-warrant, with each full warrant entitling the holder to purchase an additional common share at a price of 50 cents for a period of one year from the closing date.

In October of 2006 the Company entered a two year lease for its head office in Vancouver. The payments made through December 31, 2008 are as follows:

2006 - $3,300
2007 - $13,200
2008 - $13,200

The office is now on a month to month basis for $1,100 per month.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Statement of Loss and Deficit and the Schedule of Resource Property Costs contained in its Financial Statements for September 30, 2010 and the audited year end statements at December 31, 2009; both are available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value.  As at September 30, 2010 there are 140,901,055 common shares issued and outstanding.  As at September 30, 2010 the following options and share purchase warrants are outstanding:

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price

Options outstanding - January 1, 2010	20,447,500	$0.16
Granted	100,000	$0.24
Exercised	(1,962,500)	$0.12
Expired	-	$0.10
Cancelled	(3,275,000)	$0.24
Options outstanding – September 30, 2010	15,310,000	$0.17

Options exercisable – September 30, 2010	13,398,750	$0.16

Warrants

	Number of Warrants	Exercise Price

Warrants outstanding - January 1, 2010	13,106,514	$0.54
Granted during year	2,142,857	$0.50
Exercised during year	(420,000)	$0.15

Warrants outstanding – September 30, 2010	14,829,371	$0.54

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report, other than described herein.

Off-Balance Sheet Arrangement

The Company has no debt, does not have any used line of credits or other arrangements in place to borrow funds, and has no off-balance sheet arrangements. The Company has no other current plans to use debt financing and does not use hedges or other derivatives.

Related party transactions

a) Included in accounts payable and accrued liabilities is $15,081 (2009 - $5,316) due to directors and organizations controlled by directors, and $76,464 (2009 - $20,296) due to a law firm in which a former officer of the company is a partner.

b) The company incurred consulting fees of $162,000 (2008 - $162,000) for management services provided by directors or officers or organizations controlled by such parties.

c) The Company incurred fees of nil (2009 - $20,206) for investor relations consulting services provided by a director and officers or organizations controlled by such parties

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Disclosure Controls and Procedures

As of  September 30, 2010, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

ADAPTION OF A NEW SET OF ACCOUNTANT STANDARDS - CONVERSION FROM

CANADIAN GAAP TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

During February 2009, the Canadian Accounting Standards Board (“AcSB”) confirmed that IFRS would replace Canadian GAAP in 2011 for Canadian public accountable profit-oriented enterprises. The first year-end that the Company will be required to report using IFRS will commence January 1, 2011 and end December 31, 2011. In order to be in compliance with IFRS, the Company will report interim and annual financial statements (with comparative figures presented using IFRS) commencing the quarter ended March 31, 2011 (Q1 2011). The adoption of IFRS will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

The Company’s senior management and Audit Committee continues to assess the impact that the conversion to IFRS will have on its internal controls, financial reporting and on its results. The Company has identified several areas that are of significance and may have a material impact on the Company’s financial statements and notes including: IFRS 1 (first-time adaption), exploration and development expenditures, valuation of mineral properties and deferred exploration costs, accounting policy changes, stock-based compensation, accounting for income taxes and different presentation of financial statements.

Staff training will continue throughout the entire transition process and beyond.

Senior management of the Company and the Audit Committee have been and will continue to be regularly updated on the implications of IFRS and on the Company’s progress with its conversion to IFRS. Each of the areas of significance noted above continue to be discussed and assessed for their impact. Upon resolution of each and all of the above noted issues and any further issues that arise, the Company will quantify and report the financial statement impact of the changes.

The Company will resolve all outstanding issues prior to conversion relating to IFRS and its impact with respect to accounting policy change implications on its internal controls, financial statements and other reports, the Company’s information technology environment, business environment and its contractual relationships. Based on a review of the implications to date, the Company believes that any changes required can be appropriately handled and resolved with a reasonable amount of diligence.

IFRS PLAN

The Company has created a transition plan for the conversion to IFRS. Below summarizes the steps required:

Analysis of significant areas for which accounting policies may be impacted during the transition to IFRS.	Completed. Discussion above.
Detailed evaluation of potential changes required to accounting policies, the information technology environment, contractual relationships and other business processes.	Ongoing. To be completed during Q4 2010. Discussion below.
Determination of accounting policies and their financial statement quantitative and note disclosure impact.	Ongoing. To be completed during Q4 2010.
Resolution of the accounting policy change implications on the information technology environment, business environment and contractual relationships.	Ongoing. To be completed during Q4 2010.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES PLUS COMMENTARY ON IFRS IMPLICATONS

Significant accounting estimates used in the preparation of the financial statements include the

Company’s estimate of the recoverable amount of its mineral properties, deferred exploration costs, income taxes and the value of stock-based compensation. These and other estimates involve considerable judgment by the Company’s management and are, or could be, affected by significant factors that are out of the Company’s control.

What follows is a brief commentary on the more significant issues relating to accounting estimates, accounting policies and the impact that IFRS will have on these estimates and policies. The Company has not made significant progress on the below noted items since the last Management Discussion & Analysis which was dated August 25, 2010. However, the Company continues to remain on schedule based on the above noted plan.

IFRS 1 – First Time Adoption of IFRS

IFRS 1 provides guidance for initial adaption of IFRS. The Company is reviewing this standard and will conform to its pronouncements on transition. In general, retrospective application of IFRS is required, effective at the end of the first annual IFRS reporting period. However, IFRS 1 also provides various exemptions, both mandatory and voluntarily, to retroactive treatment.

IFRS 1 does not allow changes to estimates that have already been quantified. Estimates used in the preparation of the Company’s opening IFRS’ Statement of Financial Position as at January 1, 2011 will be the same as those made under the last Canadian GAAP statements of the Company. Estimates will be adjusted to reflect any differences created by changes in accounting policies used under IFRS.

In accordance with IFRS 1 the Company will record any transition adjustments that are required to move from Canadian GAAP and IFRS against retained earnings as of at January 1, 2010.

Mineral properties and deferred exploration costs

Currently mining property acquisition costs and related direct exploration and development expenditures, net of recoveries, are deferred until the properties are placed into commercial production. If properties are brought into commercial production, the capitalized costs will be amortized against income using the unit of production method based on estimated recoverable reserves or written off if the properties are abandoned or the carrying value is determined to be in excess of possible future recoverable amounts. The cost of mining properties includes any cash consideration paid and the fair market value of any shares or warrants issued. The recorded amounts of property acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values of the underlying property.

The recoverability of amounts shown for mining properties and deferred exploration costs are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future profitable production or proceeds from the disposition thereof.

Within the IFRS framework (IFRS 6 - Exploration for and Evaluation of Mineral Resources), the

Company may choose between continuing to capitalize costs relating to its mineral properties or expense these costs both retroactively and prospectively as long as IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors is followed. Specifically that the financial statements result in information that is relevant to the economic decision-making needs of the users of the financial statements and that the financial statements are reliable. The Company’s management and Audit Committee are discussing whether to continue to capitalize these costs or commence with a new accounting policy of expensing them as incurred. If a decision is made to expense these costs as incurred, all prior capitalized costs will be expensed in the Statement of Comprehensive Income. A resolution to this issue is expected during Q4 2010.

Impairment of mineral properties and deferred exploration costs

An impairment test is required under IFRS if facts suggest that the carrying value of a property has exceeded its net recoverable amount and/or when the technical feasibility and commercial viability of extracting a mineral resource becomes determinable.

On a periodic and no less than annual basis the Company reviews the carrying values of its mining properties to assess whether there has been an impairment in value. The Company recognizes write-downs for impairment where the carrying value of a property exceeds its estimated long term net recoverable value. Net recoverable value is estimated based on current exploration results and management's assessment of the future probability and positive cash flows from the property or from the sale of the property.

IFRS requires a write-down of assets if the higher of the fair market value and the value-in-use of a group of assets is less than its carrying value on the Company’s Statement of Financial Position (referred to as the Balance Sheet under Canadian GAAP). Current Canadian GAAP requires a write-down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets is less than its carrying value. The Company will change its accounting policy in order to conform to IFRS.

If the Company chooses to continue to capitalize costs associated with its mineral properties, it does not expect that the IFRS accounting policy change will affect the carrying values. However, the Company will perform a complete impairment assessment in accordance with IFRS guidelines during Q4 2010. If an amount is booked due to impairment, its value will be recorded and disclosed based on IAS 36 – Impairment of Assets. If the Company chooses to expense costs relating to mineral properties, impairment testing will no longer be necessary.

In addition, IFRS 1 allows for a one-time write-up adjustment to the carrying value of mineral properties and deferred exploration costs, if justifiable. While it is highly unlikely that a write-up will occur, a final decision will not be made until late Q4 2010.

Stock-based Compensation

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the expected future stock price volatility. The timing of when stock options will be exercised is out of the Company’s control and depends on a variety of factors including the market value of the Company shares and financial objectives of the stock option holders. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates may have a material impact on stock-based compensation and hence results of operations, there is no impact on the Company’s financial condition

For stock option grants on or after January 1, 2010 up to the date of this report, the Company continued to use the Black-Scholes model. For stock option grants after January 1, 2011 when IFRS is in effect, the Company will explore using methods other than the Black-Scholes method to value stock-based compensation grants if such methods better reflect the value of the stock-based compensation granted and if such methods are not unnecessarily cumbersome. As all of the Company’s stock options vest immediately, the Company does not expect to have significant IFRS transitional issues or material changes to its accounting treatment of stock options outstanding as of December 31, 2010.

Impact on Financial Statement Presentation

The Company’s financial statements will look different under IFRS. As noted above, the Company’s Balance Sheet will be renamed to the Statement of Financial Position. Various asset, liability and equity line items will be reordered based on liquidity or renamed. Specific statements within the Company’s financial statements will be called, the statement of comprehensive income (which includes both the current statement of operations and the statement of comprehensive income (loss)), statement of changes in equity (currently the statement of deficit), statement of cash flows and notes to financial statements.

Income Taxes

In certain areas IFRS contains different requirements relating to the recognition, measurement and disclosure of current and future income tax liabilities and assets. The Company does not expect significant changes to its income tax assets or liabilities on the Statement of Financial Position and within the financial statement notes as a result of the differences between the income tax accounting policies of Canadian GAAP and IFRS.

Impact on Contractual Arrangements

The Company has determined that IFRS will not significantly impact any contractual relationships.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has established procedures and internal control systems to ensure the timely and accurate preparation of financial, management and other reports. The Chief Executive Officer and Chief Financial Officer certify financial reports. Disclosure controls are in place to ensure all reporting meets statutory reporting requirements.

The Company’s management is responsible for establishing and maintaining adequate internal controls. These controls have been designed to provide reasonable, but not absolute, assurance with respect to the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Internal controls however well conceived will provide only reasonable and not absolute assurance that the objectives of the internal controls over financial reporting will be met. It should not be expected that the disclosure and internal controls and procedures would prevent all errors or fraud.

Due to the small size of the Company’s accounting and finance department, there are a limited number of personnel handling accounting and financial matters and as a result, there is a lack of segregation of duties. Management believes that it has designed sufficient internal controls to mitigate these limitations. The controls include senior management review and oversight.

The Company does not anticipate that IFRS will have a material impact on the Company’s internal control procedures. If changes are made to how certain items are accounted for in the general ledger and within the interim and annual financial statements, the Company will revise internal controls and processes as necessary.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable, but not absolute, assurance that all material information is obtained, analyzed and reported to senior management on a timely basis in order for management to make reasonable decisions regarding public disclosure.

The Company’s certifying officers, the Chief Executive Officer and the Chief Financial Officer, have reviewed the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on their review, they have concluded that the Company’s disclosure controls and procedures, as defined in National Instrument 52-109–Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Regulators, were effective and provide reasonable assurance that information required to be disclosed in interim, annual and special filings are submitted under Canadian securities laws and are recorded, processed, summarized and reported in a timely fashion.

CHANGES IN ACCOUNTING POLICIES

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard had no impact on the Company's presentation of its financial position or results of operations for the period ending September 30, 2010.

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064 – Goodwill and Intangible Assets which replaced CICA Handbook sections 3062 and 3450, EIC 27 and part of Accounting Guideline 11. Under previous Canadian standards, more items were recognized as assets than under International Financial Reporting Standards (“IFRS”). The objectives of CICA 3064 are to reinforce the principle based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition and to clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing asset items that do not meet the definition and recognition criteria is eliminated. The portions in the new standard with respect to Goodwill remain unchanged. The provisions relating to the definition and initial recognition of intangible assets intends to reduce the differences with IFRS in the accounting for intangible assets. The new standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets. The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations for the period ending September 30, 2010.

Fair Value Hierarchy and Liquidity Risk Disclosure

In June 2009, the CICA issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. This adoption resulted in additional disclosure. The following summarizes the methods and assumptions in estimating the fair value of the Company's financial instruments where measurement is required. Methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the Balance Sheet have been prioritized into three levels. Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities. Level two includes inputs that are observable other than quoted prices included in level one. Level three includes inputs that are not based on observable market data. As of September 30, 2010, all of the held-for-trading investments owned by the Company were Level one within the fair value hierarchy.

Subsequent Events to September 30, 2010

Anglo Swiss Resources Inc. has extended the expiration date related to the following warrants issued in two tranches in a private placement dated December 7, 2007 and December 18, 2007.

December 7, 2007 - 2,105,261 at $1.00 and 625,000 at $0.60, and December 18, 2007 -  313,751 at $1.00 and 1,875,000 at $0.60. The new warrant expiration date will be amended to December 7, 2011

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada.  Copies are available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF
ANGLO SWISS RESOURCES INC.

DATED November 26, 2010

“LEN DANARD”

      Len Danard, President & CEO

Cautionary Statement

Forward-Looking Information

This Interim management discussion and analysis (“Interim MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Interim MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements whether expressed or implied by such forward-looking statements.  Important factors are identified in this Interim MD&A.